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Direct Dial Number +1-202-636-5543	E-mail Address Rajib.Chanda@stblaw.com

August 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Attn: David Manion, CPA, CAIA

Re:	BC Partners Lending Corporation (File No. 814-01269)

Form 10-K for the year ended December 31, 2023, filed on March 12, 2024

Dear Mr. Manion:

On behalf of BC Partners Lending Corporation (the “Company”), we are providing the following response to the oral comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 24, 2024, relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”), filed with the Commission on March 12, 2024.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s response to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

Comments

Comment 1: In Part II, Item 7 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”), on page 64, the disclosure states that during the fiscal year ended December 31, 2023, “reimbursements from the Adviser totaled, $1.4 million,” but elsewhere in the financial statements, this amount is reported as an expense or repayment to related parties. Please:

A. Confirm which disclosure is correct, and whether the payment was a payment to the Adviser from the Company, or to the Company from the Adviser.

Response: The Company confirms that the referenced amount is correctly reflected in the Consolidated Statements of Operations as an expense support repayment to related parties. The referenced amount reflects a payment made by the Company to the Adviser, reimbursing the Adviser for amounts that the Adviser previously paid to cover eligible operating expenses of the Company under the Expense Support and Conditional Reimbursement Agreement (the “Support Agreement”) between the Adviser and the Company. The Company will correct the referenced disclosure in future periodic reports filed with the Commission to indicate that the amount is “to” the Adviser, rather than “from” the Adviser.

B. Discuss the character of the amounts paid, including timeliness (i.e., whether related to the current year’s expenses or recoupment of expenses for prior years) and the nature of the expenses (e.g., organizational costs, operating costs).

Response: The Company directs the attention of the Staff to page F-19 in the Annual Report, which contains a table showing expense reimbursements paid by the Company to the Adviser, for the year ended December 31, 2023, to reimburse the Adviser for amounts that the Adviser previously paid to cover eligible operating expenses of the Company under the Support Agreement. This table illustrates (i) the historical periods when initial payments were received by the Company from the Adviser; (ii) the amount of the reimbursement payment made to the Adviser in fiscal 2023; (iii) the portion (if any) of these historical initial payments that were not reimbursed; and (iv) the date through which payments are eligible to be reimbursed to the Adviser, according to the terms of the Support Agreement. As illustrated in this table, the payments reflected in the Consolidated Statements of Operations as an expense support repayment to related parties for the year ended December 31, 2023 related to the Adviser’s recoupment of expenses for prior years in accordance with the terms of the Support Agreement.

The Company confirms that no payments have been made to the Adviser for any of the Adviser’s historical reimbursements to the Company that are older than the three-year limit imposed by the Support Agreement.

By way of example, the Company notes that in the quarter ended December 31, 2019, the Adviser supported the Company to cover its operating expenses for approximately $2.17 million. Through the quarter ended December 31, 2022, the Company reimbursed the Adviser for approximately $1.45 million of the $2.17 million of support previously provided by the Adviser. Therefore, approximately $0.72 million of such amount was not reimbursed to the Adviser and was no longer eligible for reimbursement to the Adviser after December 31, 2022. Thus, the Adviser did not, and will not, recover such remaining amount from the Company.

The Support Agreement provided that the Adviser would initially reimburse the Company for any operating expenses in amounts necessary to ensure that no portion of distributions made to the Company’s stockholders would be paid from the Company’s offering proceeds or borrowings (and further, that such amounts would then be paid back to the Adviser from the Company if certain conditions were met).

Finally, the Company notes that, as disclosed in the Annual Report, the Support Agreement expired pursuant to its terms on September 26, 2022, other than with respect to reimbursement payments that the Adviser may be entitled to from the Company pursuant to the Support Agreement, for a period of three years following the last business day of the calendar quarter in which the Adviser reimbursed the Company. In accordance with the Support Agreement, the last eligible expense was recouped in the quarter ended September 30, 2023, and would have otherwise ceased to be eligible for recoupment as of March 31, 2024. As a result, the Company no longer has any obligation to make reimbursement payments to the Adviser under the Support Agreement.

C. Discuss whether the Adviser is paying certain expenses on behalf of the Company and then receiving reimbursements (i.e., under the Statements of Operations caption “expense support repayment paid to related parties”), or recording the expense to the Company.

Response: The Company confirms that it is properly recording its gross expenses in the Company’s Consolidated Statements of Operations and that no operating expenses are being recorded under the line item for expense support repayments paid to related parties. All of the Company’s expenses are broken out in the Consolidated Statements of Operations, and, as described in greater detail above, the referenced line item only shows payments to reimburse the Adviser for amounts it has previously paid to the Company to cover the Company’s operating expenses under the Support Agreement.

D. Confirm whether any amounts are recoupable under the Support Agreement, including amounts related to pre-commencement of operations, as of December 31, 2023. Based on the disclosure, it appears that all amounts subject to repayment to the Adviser have been collected by the Adviser.

Response: As noted above, the Adviser cannot recoup any amounts from the Company that are no longer eligible for recoupment under the Support Agreement. Amounts related to pre-commencement of operations are no longer eligible to be recouped by the Adviser. As noted above, under the terms of the Support Agreement, the last eligible expense was recouped in the quarter ended September 30, 2023, and would have otherwise ceased to be eligible for recoupment as of March 31, 2024.

Comment 2: In Part II, Item 7 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations),” on page 64, disclosure states:

“All organization and offering costs since inception through December 31, 2023 were funded by the Adviser and we will have no responsibility for such costs until the Adviser submits such costs, or a portion thereof, for reimbursement, subject to a cap of 1.50% of our total commitments and provided further that the Adviser or its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement.”

Please discuss in correspondence whether the Company has any obligation to repay any organization and offering costs since 2019. If so, please state the amounts. Additionally, discuss any accounting guidance under ASC 450 that supports the amounts recoverable by the Adviser, as more than three years have elapsed since commencement of operations.

Response: The Company advises the Staff that it no longer has any obligation to reimburse the Adviser for organization and offering costs since 2019. All such costs have either been reimbursed within the requisite three year period, or any unreimbursed amounts are otherwise no longer eligible for recoupment as more than three years have elapsed. Given that the Company does not have any liability in respect of such unreimbursed amounts, and no such amounts paid by the Adviser were eligible for recoupment for a period in excess of three years, the analysis under ASC 450 is not implicated.

Comment 3: In Part II, Item 8 (“Consolidated Financial Statements and Supplementary Data),” on page F-18, disclosure states:

“Amounts incurred by the Adviser subsequent to the Company’s commencement of operations were offset against amounts due from the Adviser in connection with the Expense Support Agreement, as described below. For the years ended December 31, 2023 and 2022, the Adviser paid operating expenses on behalf of the Company in the amount of $1.4 million and $1.5 million, respectively.”

A. The Staff notes that no waiver amount is reflected on the face of the Statements of Operations, nor any amounts related to expenses/recoupments for the $1.4 million and $1.5 million indicated.

Response: The Company notes that the amounts described in the second sentence of the referenced disclosure are not related to the Support Agreement, but instead reflect the administrative procedure whereby the Adviser pays for the Company’s expenses in the interest of operational convenience, and then seeks reimbursement. The Company notes that the amount of $1.4 million (which is coincidentally the same amount described above in relation to the amount recouped by the Adviser under the Support Agreement in 2023), represents a different figure, which is comprised of audit fees, legal fees, professional fees, directors’ fees and other expenses, as itemized in the Consolidated Statements of Operations; the Company will repay the Adviser for such amount, which is reflected in the “Due to affiliate” line item in the Consolidated Statements of Assets and Liabilities.

B. Discuss in correspondence the accounting for these expenses. In addition, please ensure that disclosure is revised in future reports to ensure understanding by shareholders and include a reconciliation of the amounts paid by the Adviser on behalf of the Company and any amounts remitted by the Company to the Adviser for all arrangements.

Response: The Company refers the Staff to its response to Comment 3(A) above. As noted, although the Company has recorded a liability for the aggregate repayment obligation in the “Due to affiliate” line item in the Consolidated Statements of Assets and Liabilities in respect of amounts paid by the Adviser on the Company’s behalf, the individual components of such aggregate amount have been properly reflected as itemized operating expenses of the Company in the Consolidated Statements of Operations (comprising audit fees, legal fees, professional fees, directors’ fees and other expenses). As a result, the Company respectfully advises the Staff that the requested reconciliation is in effect already broken out and reflected in its Statement of Operations. In the interest of further clarity, in future periodic reports, the Company will delete the first sentence in the referenced disclosure since it relates solely to historical repayments under the Support Agreement and is no longer relevant.

Comment 4: Part II, Item 8 (“Consolidated Financial Statements and Supplementary Data),” on page F-19 disclosure states:

“As of December 31, 2023, due to affiliate includes amounts payable for administrative fee, operating expenses reimbursable and reimbursement payment.”

Please ensure the amounts related to each expense are disclosed separately in future financial statements, either in the notes to the financial statements or on the face of the Statements of Operations, as these are related party transactions requiring separate disclosure under US GAAP and Regulation S-X.

Response: The Company respectfully directs the Staff to its Consolidated Statements of Operations, which separately identify the various components of Operating Expenses, including Administrative Fees and the various expenses that were paid by the Adviser on behalf of the Company for operational efficiency and are now reimbursable to the Adviser, as further described in the Company’s response to Comment 3(A) above.

Comment 5: Please confirm in correspondence whether the various tests prescribed under Regulation S-X, Rules 3-09 and 4-08(g) have been performed as of December 31, 2023 and confirm that additional disclosures under these rules is not necessary.

Response: The Company advises the Staff that in every reporting period, the Company first determines whether it had any “controlled” affiliates during such period (based on the presumption of control under the Investment Company Act of 1940, tied to ownership of more than 25% of voting securities of a portfolio company), and for each such controlled affiliate, performs the required significance tests to determine if the financial statement and information requirements of Rules 3-09 and 4-08(g) of Regulation S-X were triggered. As stated on page F-20 of the Annual Report, the Company advises the Staff that as of December 31, 2023, it did not have any controlled affiliates; accordingly, the Company has concluded that Rules 3-09 and 4-08(g) of Regulation S-X were not applicable.

Comment 6: In Part II, Item 8 (“Consolidated Financial Statements and Supplementary Data”) under Note 9 (Financial Highlights), footnotes 6, 7 and 8 appear to be incorrectly tagged to line-items in the table.

Response: The Company acknowledges the typographical error and will ensure that the referenced footnotes are correctly tagged to their respective line-items in future periodic reports.

Comment 7: In Part II, Item 8 ( “Consolidated Financial Statements and Supplementary Data),” under Note. 9 (Financial Highlights), footnote 6 states:

“Ownership of equity investments may occur through a holding company.”

A. Please clarify what footnote 6 refers to and what is meant by holding company. Is it a consolidated wholly owned subsidiary, or is it indirectly through an unconsolidated entity not wholly owned?

Response: The referenced footnote refers to BCPL Sub Holdings LLC, which is a wholly-owned, consolidated, taxable subsidiary formed by the Company in January 2020 that holds certain equity investments of the Company, as disclosed in the Annual Report in Item 7 and Note 1 to the financial statements.

B. Please ensure the footnote is expanded in future financial statements to clarify how these positions are held.

Response: The Company will expand the footnote in future financial statements as requested to clarify that the equity investment is held through a wholly-owned, consolidated, taxable subsidiary.

Comment 8: In Part II, Item 8 (“Consolidated Financial Statements and Supplementary Data),” under the Consolidated Schedule of Investments for December 31, 2023, footnote 16 does not appear to refer to anything in the Schedule of Investments. Please confirm that footnote 16 was erroneously included from last year after the position it refers to was eliminated. Please ensure the clarity of similar footnote references in future financial statements.

Response: The Company acknowledges the typographical error and will ensure that the referenced footnote is removed in future periodic reports.

General Comments

Comment 9: Given the Staff’s comments, please discuss in correspondence the controls in place at the Administrator/Adviser level to ensure accurate and complete disclosures in financial statements and filings made with the Commission. Please include a discussion of any prevention and detection controls applied between the final draft of the 10-K/10-Q reviewed by the Auditors and/or finance team, and the eventual filing made by the Administrator or third party publishing agent.

Response: From the commencement of the Company’s election to be regulated as a business development company and status as a reporting company under the Securities Exchange Act of 1934 (the “1934 Act”), its Chief Executive and Chief Financial Officer have concluded that, as of the end of the period covered by each filed periodic report, its disclosure controls and procedures (as defined in Rule 13a-15(e) of the 1934 Act) were effective to accomplish their objectives at the “reasonable assurance level” such that they operate at the appropriate level of precision to identify and detect any material misstatement to the financial statements prior to issuance. The Company has not identified any material weaknesses or significant deficiencies in its internal controls over financial reporting. Additionally, on a quarterly basis, the Company’s Chief Executive Officer and Chief Financial Officer have executed certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOX”) and performed the requisite diligence for such attestations. Furthermore, on an annual basis, the Company’s management assesses the establishment and maintenance of adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the 1934 Act). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, since the Company became subject to this requirement, it has conducted an annual evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on such evaluation, management has concluded that its internal control over financial reporting was effective as of December 31, 2023, as indicated in management’s annual report on internal control over financial reporting, included in the Annual Report.

The Company’s finance team, with the support of the Company’s third-party fund administrator, leads the process of drafting and finalizing its periodic financial statements and related footnote disclosures that are included in the Company’s periodic reports. Quarterly financial statements and related footnotes, which are included in Form 10-Q, are reviewed by the Company’s independent registered public accounting firm. Similarly, annual financial statements and related footnotes, which are included in Form 10-K, are audited by the Company’s independent registered public accounting firm. Once each respective review or audit is completed on the proposed final version of the Company’s periodic reports, the finance team coordinates submission with the administrator and does not apply any substantive modifications in the interim. The foregoing procedures enable the Company to maintain effective disclosure controls and procedures and internal control over financial reporting as required by SOX.

The Company acknowledges the typographical errors identified in Comment 6 and Comment 8, as well as minor revisions that may be appropriate to more clearly describe the nature and status of the Support Agreement and historical payments made thereunder. However, the Company believes that its financial statements and disclosures, as reflected in the Annual Report, remain accurate and complete, and that these typographical errors and requested disclosure improvements do not imply any significant deficiency or material weakness in its reporting controls, and can be easily rectified in future filings.

Comment 10: Please assess whether a restatement or amendment is necessary to correct the errors noted by the Staff. If a restatement or amendment is not deemed necessary, please include SAB 99 discussion/analysis supporting this decision.

Response: The Company has assessed whether a restatement or amendment is required to correct the errors noted by the Staff, and has concluded that a restatement or amendment is not necessary to correct the immaterial typographical errors noted by the Staff in the Annual Report’s narrative disclosures. Additionally, given the immaterial nature of the identified errors, the Company does not believe it is necessary to engage in the more extensive analysis contemplated by SAB 99. To prevent the recurrence of such errors, the Company will continue to focus on its disclosure controls and procedures and internal control over financial reporting as discussed in Comment 9.

Comment 11: Please discuss in correspondence, the accounting associated with unfunded loan commitments; for example, whether the statement of assets and liabilities is grossed up for the investment or unfunded commitment and the corresponding liability, or whether only the net amounts of appreciation/depreciation are shown on the statement of assets and liabilities. In addition, please confirm the amounts of appreciation/depreciation for the unfunded commitments as of December 31, 2023 where the amounts are recorded in the statement of assets and liabilities.

Response: The Company recognizes unfunded loan commitments on the effective date of such commitments, which will remain on the Company’s Consolidated Statements of Assets and Liabilities and Consolidated Schedules of Investments until such unfunded loan commitment expires or is drawn by the borrower. Specifically, unfunded loan commitments are identified in footnote 11, Commitments and Contingencies and footnoted in the Consolidated Schedules of Investments. The Company’s unfunded loan commitments are carried at fair value in accordance with ASC 820, which is included in the Company’s Consolidated Statements of Assets and Liabilities in the financial statement line items “Investments at fair value,” with changes in fair value reflected in the Company’s Consolidated Statements of Operations in the financial statement line item “Net change in unrealized appreciation (depreciation)” on investments. The Company had unfunded loan commitments of approximately $6.6 million as of December 31, 2023, with net unrealized appreciation as of December 31, 2023 of approximately $0.1 million recognized on such unfunded loan commitments in the Company’s Consolidated Balance Sheet, with changes in fair value reflected in the Company’s Consolidated Statements of Operations.

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Please call me at (202) 636-5543 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Rajib Chanda
Rajib Chanda

cc:

David Held, Esq., CCO, BC Partners Lending Corporation

James Piekarski, CFO, BC Partners Lending Corporation

Jeremy P. Entwistle, Esq., Simpson Thacher & Bartlett LLP